SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated July 16, 2002


                                   Novartis AG
                              (Name of Registrant)

                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland
                               -------------------
                    (Address of Principal Executive Offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                             Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes _ No X





Enclosure: Reminder - Invitation for Telephone Conference, First Half 2002 Sales & Results.

                       Investor Relations              Novartis International AG
                                                                   CH-4002 Basel
                                                                     Switzerland
[LOGO]                                                  Karen J Huebscher, PH.D.
                                                             Tel +41 61 324 8433
                                                                  Nafida Bendali
                                                             Tel +41 61 324 3514
                                                              Sabine Moravi, MBA
                                                            Tel + 41 61 324 8989
                                                            Fax + 41 61 324 8844
                                                                   Silke Zentner
                                                            Tel + 41 61 324 8612
                                                                Francisco Bouzas
                                                            Tel + 41 61 324 2462
                                                            Fax + 41 61 324 8844
                                                               Internet Address:
                                                         http://www.novartis.com


                                    REMINDER

                     - INVITATION FOR TELEPHONE CONFERENCE -

                        First Half 2002 Sales & Results

Dear Investor

We are pleased to invite you to our First Half Sales & Results 2002 conference call. Please below the following dial-in numbers:

Date:               Monday, July 22, 2002

Time:               Advisable: dial-in 10 minutes before

                    06.00 p.m.      Switzerland

                    05.00 p.m.      UK

                    12.00 p.m.      New York

                    Advisable: dial-in 10 minutes before

Phone numbers:      +41 91 610 4111 or toll-free +800 2467 8700 Europe and ROW

                    +1 800 860 2442 US

You may access the conference call as a live audio webcast on the Internet on July 22: http://www.novartis.com/investors (under upcoming event). This information is now available for tests and for the submission of questions in advance.

Additional financial information will be available on Monday, July 22, on the Internet http://www.novartis.com/investors

Playback for 48 hours

Date:               Monday, July 22, 2002

Time:               07.00 p.m.  Switzerland

                    06.00 p.m.  UK

                    01.00 p.m.  New York

Phone numbers:      +41 91 612 43 30    Europe and ROW

                    +1 877 344 7529     US

Code:               335 (followed by the # sign)

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    Novartis AG


Date:    July 16, 2002              By:  /s/ Malcolm B. Cheetham

                                    Name:    Malcolm B. Cheetham
                                    Title:   Head Group Financer
                                             Group Fin. Reporting and Accounting